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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22992

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OppenheimerFunds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Liberty Street, 11th Floor
(No. and Street)

New York, NY 10281-1008
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Abbuhl (303) 768-2896
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

707 Seventeenth Street, Suite 2700, Denver, CO 80202-3499
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tim Abbuhl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OppenheimerFunds Distributor, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Co, County of Arapahoe
Signed before me on this 23 day
of Jan, 2012 by Tim Abbuhl
Notary Public

Notary Public

BROOKE BELFIORE NOTARY PUBLIC STATE OF COLORADO My Commission Expires 7.17.12

Signature

Vice President and Treasurer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPPENHEIMERFUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Table of Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors
OppenheimerFunds Distributor, Inc.:

We have audited the accompanying statement of financial condition of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) (the Company) as of December 31, 2011 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) as of December 31, 2011 in conformity with the U.S. generally accepted accounting principles.

KPMG LLP

KPMG LLP

Denver, Colorado
February 3, 2012

OPPENHEIMERFUNDS DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Statement of Financial Condition

December 31, 2011

(Dollars in thousands)

Assets		
Cash and cash equivalents	$	215,906
Cash segregated under federal regulations		21,271
Accounts receivable:		
Mutual fund subscriptions from broker/dealers		184,590
Redemptions from mutual funds		244,331
Distribution and service plan fee receivable		23,616
Other		640
Other assets		440
Income taxes receivable		4,906
Deferred sales commissions		84,670
Total assets	$	780,370
Liabilities and Shareholder's Equity		
Liabilities:		
Subscriptions payable to mutual funds	$	205,766
Redemptions from mutual funds payable to broker/dealers		244,603
Distribution and service plan fee payable		90,084
Commissions payable		3,220
Accounts payable and accrued expenses		8,322
Accrued compensation		18,126
Payable to affiliates		12,221
Deferred income taxes		24,628
Deferred compensation arrangements		12,724
Total liabilities		619,694
Shareholder's equity:		
Common stock, $300 stated value. Authorized 200 shares; issued and outstanding 100 shares		30
Additional paid-in capital		1,128,437
Accumulated deficit		(967,791)
Total shareholder's equity		160,676
Total liabilities and shareholder's equity	$	780,370

See accompanying notes to statement of financial condition.

(1) The Company and its Significant Accounting Policies

OppenheimerFunds Distributor, Inc. (the Company or OFDI), a New York corporation, acts as general distributor for the sale and distribution of shares of registered investment companies (hereafter referred to as mutual funds), which are managed by OppenheimerFunds, Inc. (OFI). The Company is a wholly owned subsidiary of OFI (Parent), which is a wholly owned subsidiary of Oppenheimer Acquisition Corporation (OAC), which is ultimately controlled by Massachusetts Mutual Life Insurance Company (Mass Mutual). The Company is registered as a broker/dealer under the Securities Exchange Act of 1934.

(a) Cash and Cash Equivalents

Cash on deposit and investments in money market mutual funds are considered cash equivalents.

(b) Cash Segregated under Federal Regulations

Cash segregated under federal regulations represents cash received for mutual fund subscriptions and redemptions that have not settled as of the date of the statement of financial condition. The cash is segregated in a special bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

(c) Deferred Sales Commissions

Sales commissions paid to broker/dealers in connection with sales of shares of certain mutual funds are charged to deferred sales commissions and amortized over the estimated period in which they will be recovered from distribution and service plan fees and/or contingent deferred sales charges, ranging over 12 months to 6 years, depending on share class. Contingent deferred sales charges received from early withdrawal reduce unamortized deferred sales commissions. The Company has determined that the unamortized deferred sales commissions are recoverable at December 31, 2011.

(d) Income Taxes

Income taxes due to governmental taxing authorities are based on the Company's best estimate of its current and deferred tax liabilities. Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities.

The Company is included in a consolidated U.S. federal income tax return with Mass Mutual and Mass Mutual's eligible U.S. subsidiaries. The Company also files income tax returns in various states. The Company, Mass Mutual, and Mass Mutual's eligible subsidiaries and certain affiliates (the Parties) have executed and are subject to a written tax allocation agreement (the Agreement). The Agreement sets forth the manner in which the total combined federal income tax is allocated among the Parties. The Agreement provides the Company with the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses, which it may incur. Further, the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes.

(Continued)

(Dollars in thousands)

(e) Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, and accounts receivable and payable. The carrying value of the Company's cash equivalents and accounts receivable and payable approximate their fair values due to their short-term nature.

(f) Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Mutual Fund Subscriptions and Redemptions

The Company acts as general distributor for the sale and distribution of mutual funds. In this capacity, the Company records a receivable when purchase orders are confirmed with the originating broker/dealers. The Company records a subscription payable to the mutual funds equal to the net asset value of unsettled shares.

When broker/dealers place share redemption orders with the Company, a receivable is recorded from the mutual funds equal to the net asset value of all shares redeemed; at the same time, the Company records a corresponding liability payable to the originating broker/dealers.

(3) Related Parties and Other Matters

The following is a summary of the significant transactions and relationships with affiliated companies and other related parties as of December 31, 2011:

(a) Officers and Directors of the Company and Shareholders of OAC

Several officers and directors of the Company are shareholders of OAC while also serving as officers and directors or trustees of the mutual funds distributed by the Company.

(b) Payable to Affiliates

At December 31, 2011, the Company has recorded a payable to OFI in the amount of $12,221. Included in this amount is $2,276 related to an expense sharing agreement with OFI.

(c) Capital Support Agreement

As a broker/dealer registered with the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company's parent, OFI, has committed through January 1, 2013 to provide capital contributions from time to time of up to $140,000 per annum if necessary to enable the Company to continue to meet its capital requirements.

(Continued)

(Dollars in thousands)

(d) Revenue Sharing and Servicing Arrangements

The Company makes payments to affiliates of Mass Mutual for certain revenue sharing and servicing arrangements. The balance payable is $200 at December 31, 2011 and is included in accounts payable and accrued expenses.

(e) Distribution and Service Plan Fees

The Company makes payments to affiliates of Mass Mutual for their sales of mutual funds. These payments are made pursuant to Rule 12b-1 plans adopted by the respective funds, are based upon rates set under the plans, and are based on total assets invested by the affiliate's customers. The balance payable is $3,116 at December 31, 2011 and is included in distribution and service plan fee payable.

(4) Income Tax Benefit

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2011 are as follows:

Deferred tax assets:		
Share-based payment arrangements	$	2,733
State net operating losses		17,291
Deferred compensation arrangements		4,481
Other		912
		25,417
Less valuation allowance		17,516
Gross deferred tax assets		7,901
Deferred tax liabilities:		
Deferred sales commissions		32,362
Other		167
Gross deferred tax liabilities		32,529
Net deferred tax liability	$	24,628

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the amount of taxes paid in prior years, scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in this assessment. The Company has established valuation allowances when it is more likely than not that deferred tax assets will not be realized.

(Dollars in thousands)

The total valuation allowance as of December 31, 2011 of $17,516 includes $17,291 attributable to state net operating losses that, absent a change in operating results, management believes may not be realized prior to their expiration. The remaining valuation allowance of $225 relates to certain other state deferred tax assets that management believes may not be realized, absent a change in operating results.

As of December 31, 2011, $6,185 was receivable for state income taxes and $315 was receivable from Mass Mutual for consolidated federal income taxes. Such amounts are presented net of uncertain tax position liabilities in the accompanying statement of financial condition.

Companies generally are required to disclose uncertain tax positions, in order to provide users of financial statements more information regarding potential liabilities. A reconciliation of the Company's beginning and ending liability for uncertain tax positions is as follows:

Balance at January 1, 2011	$	221
Gross increase – current year tax positions		606
Gross increases – tax positions in prior periods		767
Balance at December 31, 2011	$	1,594

As of December 31, 2011, the Company's liability for interest and penalties related to uncertain tax positions was $379.

Tax returns filed in previous years are subject to audit by various federal and state taxing authorities, and as a result of such audits, additional tax assessments may be proposed. The following tax years remain open to income tax examination for each of the more significant jurisdictions where the Company is subject to income taxes: tax years 2006 and later remain open to U.S. federal income tax examination, tax years after 1999 remain open to income tax examination in New York State and New York City, and tax years after 1996 remain open to income tax examination in Colorado.

Based on current information available, the Company either does not anticipate the total amount of uncertain tax positions to significantly increase or decrease within the next twelve months, or if it will significantly change, the Company is unable to reasonably estimate what this change will be.

(5) Employee Benefit Plans

OFI has a 401(k) Capital Accumulation Plan (the Plan), a defined contribution plan, in which all Company employees are eligible to participate. After one year of service, the Plan provides for company matching contributions and provides for discretionary contributions subject to plan and statutory limits.

(Continued)

(Dollars in thousands)

In addition, employees of the Company participate in OFI's nonqualified deferred compensation plan, which allows certain employees to elect to defer a portion of their compensation. Employees are credited with earnings on the deferrals using returns on funds managed by OFI. At December 31, 2011, deferred compensation payable was $12,724.

(6) Net Capital Requirement

As a broker/dealer registered with the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital using the alternative standard appearing in paragraph (a)(1)(ii) of the Rule. Under this method, minimum capital is $250. At December 31, 2011, the Company had net capital of $83,343 that exceeded requirements by $83,093.

(7) Litigation

In 2009, numerous lawsuits were filed as putative class actions in connection with the investment performance of certain municipal bond funds advised by OFI and distributed by OFDI (the Rochester Suits). The plaintiffs in the Rochester Suits raise claims against OFI, OFDI and certain present and former trustees and officers of the funds under federal securities laws, alleging that, among other things, the disclosure documents of the funds contained misrepresentations and omissions, that the investment policies of the funds were not followed, and that the funds and other defendants violated federal securities laws and regulations and certain state laws. The Rochester Suits have been consolidated into seven groups, one for each of the funds, in the U.S. District Court for the District of Colorado. Amended complaints and motions to dismiss those amended complaints were filed in the Rochester Suits. In October 2011, the court issued an order granting in part and denying in part defendants' motions to dismiss in five of the seven Rochester Suits. In November 2011, defendants filed a joint motion for reconsideration of the court's ruling and a joint motion for certification of an interlocutory appeal. In January 2012, the court denied defendants' motion for certification of an interlocutory appeal. Management believes that the lawsuits are without merit, that it is premature to render any opinion as to the likelihood of an outcome unfavorable to OFI and OFDI, and that no estimate can yet be made as to the amount or range of any potential loss.

In 2009, several lawsuits were filed against OFI, OFDI and other parties in various federal courts as putative class actions in connection with the investment performance of Oppenheimer Core Bond Fund (Core Bond Fund) and Oppenheimer Champion Income Fund (Champion Income Fund), for which OFI is the investment adviser and OFDI is the general distributor. The lawsuits raised claims under federal securities laws alleging that, among other things, the disclosure documents of these funds contained misrepresentations and omissions, that the investment policies of these funds were not followed, and that these funds and other defendants violated federal securities laws and regulations and certain state laws. The Core Bond Fund and Champion Income Fund putative class action lawsuits were consolidated into two groups, one for Core Bond Fund and one for Champion Income Fund (together, the "Fixed Income Class Actions"), before the U.S. District Court for the District of Colorado. OFI recorded a reserve in 2010 as an estimate of the probable amount of the costs it would incur in connection with its efforts to resolve those claims. OFI also concluded that any costs it would incur in resolving those claims would be covered by the proceeds of insurance policies, for which claims have been filed with the relevant insurance carriers.

(Dollars in thousands)

Therefore, an insurance recovery was recorded in 2010. In June 2011, stipulations and agreements of settlement were executed by the parties to the Fixed Income Class Actions and filed with the court. In September 2011, the court entered orders and final judgments approving the settlements as fair, reasonable and adequate. Those orders are not subject to further appeal. During 2011, the insurance proceeds were collected and the loss contingency was paid.

Several individual actions that had been filed in Illinois state court against OFI, OFDI and a former employee of OFI in connection with the performance of Champion Income Fund were removed to federal district court in Illinois and subsequently transferred to the U.S. District Court for the District of Colorado, where they are pending. The lawsuits allege fraud, negligent misrepresentation, negligent supervision, and violations of state securities laws. Additional lawsuits asserting similar claims have been filed in the U.S. District Court for the District of Colorado. The parties to certain of these actions participated in a mediation in January 2012, which resulted in an agreement in principle to settle those matters. In the estimation of management, that agreement, should it result in a final settlement, is not expected to have a material impact on the financial statements of OFDI.

In November and December 2010, two complaints were filed in the District Court of the City and County of Denver, Colorado, against OFI, OFDI, Champion Income Fund and certain current former trustees and officers of that Fund. In March and April 2011, three other lawsuits were filed in the District Court for the City and County of Denver, Colorado against OFI, OFDI and a former employee of OFI alleging similar claims. In October 2011 and November 2011, seven additional lawsuits were filed in the District Court for Arapahoe County, Colorado and one additional lawsuit was filed in Denver District Court against the same defendants. The suits raise a number of allegations under the Colorado Consumer Protection Law, Colorado Securities Law and common law relating to alleged losses incurred by the plaintiffs as a result of their investment in and/or holding shares of the Fund. In April 2011, the Denver District Court consolidated the lawsuits pending in that court for discovery and pretrial motions, and OFI, OFDI and other defendants have filed a consolidated motion to dismiss the suits. The parties to these actions participated in a mediation in January 2012, which resulted in an agreement in principle to settle these matters. In the estimation of management, that agreement, should it result in a final settlement, is not expected to have a material impact on the financial statements of OFDI.

In 2009, OFI, OFDI and OFI Private Investments, Inc. (OFIPI), a subsidiary of OFI, concluded settlements with six states, including the State of New Mexico, regarding their investigations of the management of the states' Section 529 college savings plans by OFI or OFIPI. As part of the settlement with New Mexico, OFI and OFIPI expensed in 2009 and paid in 2010 $67,310 to the State of New Mexico. That money has not yet been released by the State for payment to the participants in the State's 529 Plan because of the pendency of the lawsuits described below.

Two lawsuits were filed in the Circuit Court for Santa Fe County, New Mexico in 2009 which challenge the settlement discussed above regarding the New Mexico 529 college savings plan. Those suits were purportedly brought derivatively on behalf of the New Mexico Education Plan Trust. The lawsuits named various parties as defendants, including OFI and OFIPI, and sought compensatory damages, equitable relief and awards of attorneys' fees and litigation expenses. Plaintiffs also sought to enjoin the implementation of the aforementioned settlement agreement between New Mexico and OFI and OFIPI. In December 2009, the court denied certain of the plaintiffs' claims and ruled that New Mexico and OFI and OFPI could enter into the aforementioned settlement agreement. In September 2011, the court denied plaintiffs' request for a hearing to determine the fairness of the settlement, finding that plaintiffs lacked standing to pursue derivative claims on behalf of the Trust. In October 2011, the parties to these actions filed a joint motion to dismiss the lawsuits with prejudice, which the court granted.

OFDI is involved in various other legal proceedings and regulatory matters that arise in the ordinary course of their respective businesses. In connection with informal and formal inquiries, examinations and investigations by the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulators, the Company receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of their regulated activities. In the opinion of management, after consultation with legal counsel, the resolution of those proceedings and regulatory matters should not have a material adverse effect on OFDI's consolidated financial position, results of operations, or liquidity.

(8) Subsequent Events

The Company evaluated subsequent events through February 3, 2012, which is the date the statement of financial condition was available to be issued. There were no significant subsequent events that would require adjustments to or disclosure in the statement of financial condition.

Supplemental Report on Internal Control

The Board of Directors
OppenheimerFunds Distributor, Inc.:

In planning and performing our audit of the statement of financial condition of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) (the Company), as of December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statement will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

Denver, Colorado
February 3, 2012

KPMG

OPPENHEIMERFUNDS DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Statement of Financial Condition

December 31, 2011

(With Report of Independent Registered Public Accounting Firm and Supplemental Report on Internal Control Thereon)

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a public document.